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EXHIBIT 12
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
                           U S WEST, Inc.
           RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDENDS
                       (Dollars in Millions)
                                          Quarter Ended
                                           3/31/97  3/31/96
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Income before income taxes, extra-
  ordinary item and cumulative effect
  of change in accounting principles          $400     $489
Interest expense (net of amounts
  capitalized)                                 278      135
Interest factor on rentals (1/3)                25       22
Equity losses in unconsolidated
  ventures (less than 50% owned)               105       27
Guaranteed minority interest expense            22       12
                                          -------- --------
Earnings                                      $830     $685

Interest expense                              $288     $159
Interest factor on rentals (1/3)                25       22
Guaranteed minority interest expense            22       12
Preferred stock dividends (pre-tax
  equivalent)                                   22        2
                                          -------- --------
Fixed charges                                 $357     $195

Ratio of earnings to combined fixed
  charges and preferred stock dividends       2.32     3.51
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